PULSE BIOSCIENCES, INC.

3957 Point Eden Way

Hayward, CA 94545

(510) 906-4600

August 29, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pulse Biosciences, Inc. Registration Statement on Form S-3 File No. 333-273944 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pulse Biosciences, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-273944) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on August 30, 2023 or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)

the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Adam Finerman, of Baker & Hostetler LLP, at (212) 589-4233 or by email at afinerman@bakerlaw.com.

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Very truly yours,

PULSE BIOSCIENCES, INC.

By:	/s/ Kenneth B. Stratton
Name:	Kenneth B. Stratton
Title:	General Counsel

[Signature Page to Request for Acceleration]